FORM 4

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the
                         Investment Company Act of 1940


1.       Name and Address of Reporting Person*
                  John J. Brumfield
                  520 SW Sixth Avenue, Suite 750
                  Portland, OR 97204-1556

2.       Issuer Name and Ticker and Ticker or Trading Symbol
                  NBG Radio Network, Inc. (NSBD)

3.       I.R.S. Identification Number of Reporting Person, if an entity
         (Voluntary)


4.       Statement for Month/Day/Year
                  1/22/03

5.       If Amendment, Date of Original (Month/Day/Year)

6.       Relationship of Reporting Person(s) to Issuer (Check all applicable)
                  /X/      Director
                  /X/      Officer (give title below)
                                    Chief Financial Officer and Secretary
                  / /      10% Owner
                  / /      Other (specify below)

                                    -----------------------------

7.       Individual or Joint/Group Filing (Check Applicable Line)
                  /X/      Form filed by One Reporting Person
                  / /      Form filed by More than One Reporting Person


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instruction 4(b)(v).













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FORM 4 (CONTINUED)

Table 1 --  Non-Derivative  Securities  Acquired,  Disposed of, or  Beneficially
Owned

1.       Title of Security (Instr. 3)
                  Common Stock

2.       Transaction Date(s) (Month/Day/Year)

2A.      Deemed Execution Date, if any (Month/Day/Year)

3.       Transaction Code (Instr. 8)

4.       Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

5. Amount of Securities Beneficially Owned Following Reported Transaction (Instr. 3 and 4)
                  258,664

6.       Ownership Form:  Direct (D) or Indirect (I) (Instr. 4)
                  D

7.       Nature of Indirect Beneficial Ownership (Instr. 4)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)
            i.       Employee Stock Option to Purchase Common Stock
            ii.      Employee Stock Option to Purchase Common Stock
            iii.     Employee Stock Option to Purchase Common Stock
            iv.      Employee Stock Option to Purchase Common Stock
            v.       Employee Stock Option to Purchase Common Stock
            vi.      Employee Stock Option to Purchase Common Stock
            vii.     Warrant to Purchase Common Stock
            viii.    Employee Stock Option to Purchase Common Stock
            ix.      Employee Stock Option to Purchase Common Stock

2. Conversion or Exercise Price of Derivative Security
            i.       $0.04 per share
            ii.      $0.04 per share
            iii.     $0.04 per share
            iv.      $0.11 per share
            v.       $0.22 per share
            vi.      $0.65 per share
            vii.     $1.50 per share
            viii.    $1.75 per share
            ix.      $0.54 per share

3. Transaction Date (Month/Day/Year)
            i.       12/20/02
            ii.      12/19/02
            iii.     12/18/02
            iv.
            v.
            vi.
            vii.
            viii.
            ix.

3A. Deemed Execution Date, if any (Month/Day/Year)
            i.
            ii.
            iii.
            iv.
            v.
            vi.
            vii.
            viii.
            ix.

4. Transaction Code (Instr. 8)
            i.       Code: A
                     V:
            i.       Code: A
                     V:
            ii.      Code: A
                     V:
            iii.     Code:
                     V:
            iv.      Code:
                     V:
            v.       Code:
                     V:
            vi.      Code:
                     V:
            vii.     Code:
                     V:
            viii.    Code:
                     V:
            ix.      Code:
                     V:

5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)
            i.       2,500 (A)
            ii.      2,500 (A)
            iii.     2,500 (A)
            iv.
            v.
            vi.
            vii.
            viii.
            ix.

6. Date Exercisable and Expiration Date (Month/Day/Year)
            i.       Date Excercisable: 1/19/03
                     Expiration Date:   1/19/06

            ii.      Date Excercisable: 1/18/03
                     Expiration Date:   1/18/06

            iii.     Date Excercisable: 1/17/03
                     Expiration Date:   1/17/06

            iv.      Date Excercisable: 10/17/02
                     Expiration Date:   10/17/05

            v.       Date Excercisable: 09/04/02
                     Expiration Date:   09/04/05

            vi.      Date Excercisable: 05/11/02
                     Expiration Date:   05/11/05

            vii.     Date Excercisable: 09/05/01
                     Expiration Date:   03/05/03

            viii.    Date Excercisable: 06/01/01
                     Expiration Date:   03/10/06

            ix.      Date Excercisable: 07/31/98
                     Expiration Date:   06/12/03

7. Title and Amount of Underlying Securities (Instr. 3 and 4)
            i.       Title:   Common Stock
                     Amount:  2,500 shares

            ii.      Title:   Common Stock
                     Amount:  2,500 shares

            iii.     Title:   Common Stock
                     Amount:  2,500 shares

            iv.      Title:   Common Stock
                     Amount:  2,500 shares

            v.       Title:   Common Stock
                     Amount:  2,500 shares

            vi.      Title:   Common Stock
                     Amount:  30,000 shares

            vii.     Title:   Common Stock
                     Amount:  22,559 shares

            viii.    Title:   Common Stock
                     Amount:  400,000 shares

            ix.      Title:   Common Stock
                     Amount:  100,000 shares

8. Price of Derivative Security (Instr. 5)
            i.
            ii.
            iii.
            iv.
            v.
            vi.
            vii.
            viii.
            ix.

9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)

            i.       2,500
            ii.      2,500
            iii.     2,500
            iv.      2,500
            v.       2,500
            vi.      30,000
            vii.     22,559
            viii.    400,000
            ix.      100,000



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FORM 4 (CONTINUED)

10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)
            i.       D
            ii.      D
            iii.     D
            iv.      D
            v.       D
            vi.      D
            vii.     D
            viii.    D
            ix.      D

11. Nature of Indirect Beneficial Ownership (Instr. 4)
            i.
            ii.
            iii.
            iv.
            v.
            vi.
            vii.
            viii.
            ix.

Explanation of Responses:


                    /s/  JOHN J. BRUMFIELD                        01/22/03
                    ---------------------------------------    --------------
                    John J. Brumfield
                    ** Signature of Reporting Person                Date


**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential person(s) who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.